SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

POWERFLEET, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

73931J109

(CUSIP Number)

October 3, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73931J109	13G	Page 2 of 10 Pages

1.	Names of Reporting Person DBSI Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,896,870
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,896,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,870
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person (See Instructions) CO

1.	Based on a number of 29,356,397 shares of common stock outstanding as of the date hereof.

CUSIP No. 73931J109	13G	Page 3 of 10 Pages

1.	Names of Reporting Person Barak Dotan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,896,870
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,896,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,870
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person (See Instructions) IN

1.	Based on a number of 29,356,397 shares of common stock outstanding as of the date hereof.

CUSIP No. 73931J109	13G	Page 4 of 10 Pages

1.	Names of Reporting Person Yossi Ben Shalom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,896,870
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,896,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,870
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person (See Instructions) IN

1.	Based on a number of 29,356,397 shares of common stock outstanding as of the date hereof.

CUSIP No. 73931J109	13G	Page 5 of 10 Pages

Introductory Note: This Schedule 13G is filed on behalf of DBSI Investments Ltd. (“DBSI”), Barak Dotan and Yossi Ben Shalom (together, the “Reporting Persons”), relates to the common stock, par value $0.01 per share (the “Common Stock”) of PowerFleet, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677. The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “PWFL”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1(a).	Name of Issuer:

PowerFleet, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Tice Boulevard, Woodcliff Lake, New Jersey 07677

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of DBSI, Barak Dotan and Yossi Ben Shalom.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

DBSI – 85 Medinat Hayehudim Street, Herzliya, 49514, Israel

Barak Dotan – 85 Medinat Hayehudim Street, Herzliya, 49514, Israel

Yossi Ben Shalom – 85 Medinat Hayehudim Street, Herzliya, 49514, Israel

Item 2(c).	Citizenship:

DBSI is a corporation organized under the laws of the State of Israel, Barak Dotan is a citizen of the State of Israel, and Yossi Ben Shalom is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Shares of Common Stock.

Item 2(e).	CUSIP Number:

73931J109.

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

CUSIP No. 73931J109	13G	Page 6 of 10 Pages

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,896,870 shares of Common Stock.

(b)	Percent of class:

6.5% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,896,870 shares of Common Stock (2)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,896,870 shares of Common Stock (2)

1.	Based on a number of 29,356,397 shares of Common Stock outstanding as of the date hereof.

2.	DBSI possesses sole power to vote and to dispose of all of the foregoing 1,896,870 shares of Common Stock. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 1,896,870 shares of Common Stock of the Issuer beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares.

CUSIP No. 73931J109	13G	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

DBSI Investments Ltd.

Barak Dotan

Yossi Ben Shalom

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a) Not applicable.

(b) Not applicable.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 73931J109	13G	Page 8 of 10 Pages

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2019

DBSI INVESTMENTS LTD.

By:	/s/ Barak Dotan
Name:	Barak Dotan
Title:	Director

By:	/s/ Yossi Ben Shalom
Name:	Yossi Ben Shalom
Title:	Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 73931J109	13G	Page 9 of 10 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of October 15, 2019, by and among DBSI, Barak Dotan and Yossi Ben Shalom.

CUSIP No. 73931J109	13G	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of PowerFleet, Inc., dated as of October 15, 2019, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 15, 2019

DBSI INVESTMENTS LTD.

By:	/s/ Barak Dotan
Name:	Barak Dotan
Title:	Director

By:	/s/ Yossi Ben Shalom
Name:	Yossi Ben Shalom
Title:	Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM